SEC File Number

001-38826

CUSIP Number

59515C106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Microvast Holdings, Inc.
Former Name if Applicable:	Not applicable.
Address of Principle Executive Office (Street and Number):	12603 Southwest Freeway, Suite 300
City, State and Zip Code:	Stafford, Texas 77477

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Microvast Holdings, Inc.’s (the “Company”) status as an emerging growth company ended on December 31, 2024, and as a result, the Company is required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for its annual report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”). The Company needs additional time to complete its year-end closing and financial reporting process and complete the assessment of the effectiveness of its internal control over financial reporting. Additionally, the Company is still undergoing an asset valuation assessment of its Clarksville, Tennessee facility.

As such, the Company is unable to file its Form 10-K within the prescribed time period as the assessment process is still ongoing, which delay could not be eliminated by the Company without unreasonable effort and expense.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Isida Tushe	346	309-2562
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Microvast Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Microvast Holdings, Inc.

		By:	/s/ Isida Tushe
Isida Tushe
President, General Counsel and Corporate Secretary
Date:	March 18, 2025